Exhibit 12

First Midwest Bancorp, Inc.

Ratio of Earnings to Fixed Charges (1)

(Dollar amounts in thousands)

	Years ended December 31,
	2013		2012		2011		2010		2009

Ratio 1 - Including Interest on Deposits
Earnings available for fixed charges:
Net income (loss) from continuing operations	$79,306		$(21,054)		$36,563		$(9,684)		$(25,750)
Add:
Income tax expense (benefit)	48,715		(28,882)		4,508		(28,544)		(50,176)
Fixed charges	28,134		36,011		40,936		50,589		91,308

Total earnings available for fixed charges	$156,155		$(13,925)		$82,007		$12,361		$15,382

Fixed charges (2):
Interest on deposits	$11,901		$18,052		$27,256		$37,127		$64,177
Interest on borrowed funds	1,607		2,009		2,743		3,267		12,569
Interest on senior and subordinated debt	13,607		14,840		9,892		9,124		13,473

Total interest expense	27,115		34,901		39,891		49,518		90,219

Portion of rental expense representative of interest factor	1,019		1,110		1,045		1,071		1,089

Total fixed charges	28,134		36,011		40,936		50,589		91,308

Preference security dividend (3)	—		—		12,105		40,656		30,267

Total fixed charges and preferred stock dividends	$28,134		$36,011		$53,041		$91,245		$121,575

Ratio of earnings to fixed charges	5.55	x	(0.39	)x	2.00	x	0.24	x	0.17
Ratio of earnings to combined fixed charges and preferred stock dividends	5.55	x	(0.39	)x	1.55	x	0.14	x	0.13

Ratio 2 - Excluding Interest on Deposits
Earnings available for fixed charges:
Net income (loss) from continuing operations	$79,306		$(21,054)		$36,563		$(9,684)		$(25,750)
Add:
Income tax expense (benefit)	48,715		(28,882)		4,508		(28,544)		(50,176)
Fixed charges	16,233		17,959		13,680		13,462		27,131

Total earnings available for fixed charges	$144,254		$(31,977)		$54,751		$(24,766)		$(48,795)

Fixed charges (2):
Interest on borrowed funds	$1,607		$2,009		$2,743		$3,267		$12,569
Interest on senior and subordinated debt	13,607		14,840		9,892		9,124		13,473
Portion of rental expense representative of interest factor	1,019		1,110		1,045		1,071		1,089

Total fixed charges	16,233		17,959		13,680		13,462		27,131

Preference security dividend (3)	—		—		12,105		40,656		30,267

Total fixed charges and preferred stock dividends	$16,233		$17,959		$25,785		$54,118		$57,398

Ratio of earnings to fixed charges	8.89	x	(1.78	)x	4.00	x	(1.84	)x	(1.80)
Ratio of earnings to combined fixed charges and preferred stock dividends	8.89	x	(1.78	)x	2.12	x	(0.46	)x	(0.85)

(1)        The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.”

(2)        “Fixed charges” consist of interest on outstanding debt plus one-third (the proportion deemed representative of the interest factor) of operating lease expense.

(3)        This is computed as the amount of the preferred dividend divided by (1 minus the effective income tax rate applicable to continung operations).